September 25, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C.  20549

Re:          TorreyPines Therapeutics, Inc.
                Form 10-K for the fiscal Year Ended December 31, 2006
                Filed March 29, 2007
                File No. 000-25571

Dear Mr. Rosenberg:

We are responding to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 17, 2007, to Neil M. Kurtz, President and Chief Executive Officer of TorreyPines Therapeutics, Inc. (the “Company”), with respect to the Company’s Form 10-K referred to above.

In response to your letter, set forth below are your comments in italics followed by the Company’s responses to your comments.

1.  Organization and Summary of Significant Accounting Policies, page F-7

Purchased Patents, page F-8

1.                                      Your disclosure in note 2 indicates that you wrote off to expense the in process research and development for each of the projects associated with these patents because no alternative future use exists for these projects.  Please tell us why capitalizing the cost of the patents was appropriate under GAAP.  Please refer to paragraph 11.c. of SFAS 2.

Response:

The Company acquired the rights to the referenced patents and in-process research and development projects in connection with the completion of the Company’s merger with Axonyx Inc. in October 2006. At the time of the merger, Axonyx had three in-process research and development projects related to Phenserine, Posiphen, and Bisnorcymserine. These projects were in various stages of clinical and preclinical development. None of the projects had reached a stage of probable commercialization.  In addition, these projects did not have alternative future uses as defined by paragraph 11.c. of SFAS 2.  Based on this, the value of the in-process research and development was expensed in accordance with paragraph 5 of FASB Interpretation No. 4.

The Company evaluated the referenced acquired patents and concluded that they have alternative future uses such as use in future research and development projects and licensing of the patent rights to third parties. Therefore, the Company considered paragraph 11.c. of SFAS 2 and recorded the value of the patents in accordance with paragraphs 35 through 37 of FASB Statement No. 141.  The Company is amortizing the value over the remaining life of the patent.

5.  Significant Arrangements, page F-15

Eli Lilly and Company, page F-16

2.                                      Please provide us in disclosure type format the amount of the milestone payments associated with this agreement and the events that would trigger these payments.  Also tell us why you do not include as a contractual obligation in your contractual obligation table or otherwise as part of that table this and the other milestone obligated agreements that include any potential/expected payments in the near term.

Response:

The potential individual milestone payments and events are set forth in the unredacted agreements provided to the SEC pursuant to the Company’s request for confidential treatment of certain portions of those agreements in a letter to the Secretary of the SEC dated October 10, 2006.  Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, the Company requested confidential treatment of certain confidential information, including the potential individual milestone payments.  Consistent with this position the Company has not included the potential individual milestone payments in any of its publicly filed documents.  We would be happy to supplementally provide a copy of the confidential treatment request and the related attachment for your convenience.

Regulation S-K, item 303(a)(5) indicates the contractual obligations to be included in the required table include “long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations and other long-term liabilities reflected on the registrant’s balance sheet under GAAP.” As of December 31, 2006 the potential milestone payments under the Eli Lilly agreement and other milestone obligated agreements cannot be accrued under SFAS 5, “Accounting for Contingencies,” because the likelihood that the potential milestones will be reached is not probable.  Because these potential milestone payments are not probable, cannot be accrued under GAAP and therefore are not reflected on the Company’s balance sheet, the Company does not believe inclusion of any of the potential milestone payments in the contractual obligations table is appropriate.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filing.  It further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should need additional information, please contact me at (858) 623-5665, ext. 158.

Sincerely,

/s/ Craig Johnson
Craig Johnson
Vice President and
Chief Financial Officer